Heat Biologics, Inc.

627 Davis Drive, Suite 400

Morrisville, North Carolina 27560

January 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Paul Fischer

Re: Heat Biologics, Inc.
Registration Statement on Form S-1
File No. 333-234105

Dear Mr. Fischer:

Heat Biologics, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on January 13, 2020, which requested that the above-referenced Registration Statement on Form S-1 (File No. 333-234105) become effective on Tuesday, January 14, 2020 at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter. The Registrant is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Registrant hereby formally withdraws its request for acceleration of the effective date as stated above.

If you have any questions regarding the foregoing, please contact our counsel at Gracin & Marlow, LLP, Leslie Marlow at (516) 496-2223 or (212) 907-6457 or Patrick Egan at (914) 557-5574.

Very truly yours,

Heat Biologics, Inc.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Chief Executive Officer

cc: Leslie Marlow, Gracin & Marlow, LLP

      Patrick Egan, Gracin & Marlow, LLP